Filed by PEDEVCO Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: SandRidge Permian Trust
Commission File No. 001-35274

PEDEVCO Corp.
575 N. Dairy Ashford, Energy Center II, Suite 210
Houston, Texas 77079
T: (713) 221-1768

PEDEVCO MAKES SECOND PUBLIC REQUEST TO AVALON AND MONTARE TO PROVIDE TRANSPARENCY TO THE HOLDERS OF SANDRIDGE PERMIAN TRUST COMMON UNITS REGARDING THE SALE OF ASSETS RESULTING IN RELEASE OF 31.8% OF THE TRUST’S ROYALTY INTERESTS FOR $4.9 MILLION

HOUSTON, TX, November 9, 2020 — PEDEVCO Corp. (NYSE American: PED) (“PEDEVCO”) today issues this public statement to Avalon Energy, LLC (“Avalon”) and Montare Resources I, LLC (“Montare”), requesting information regarding their transaction announced October 14, 2020 wherein Montare acquired certain wells and leasehold interests from Avalon (the “Asset Sale”) releasing royalty interests representing 31.8% of the total fair value of all royalty interests owned by the SandRidge Permian Trust (OTC Pink Sheets: PERS) (the “Trust”), for which Avalon has paid the Trust approximately $4.9 million.

PEDEVCO requests information from Avalon and Montare demonstrating that the Asset Sale truly reflected an arm’s-length transaction done between non-affiliated parties at fair value. Based on public information, it appears that these entities are under common ownership and control, with Carter Montgomery (Executive Chairman of Avalon), Steve Pugh (President and CEO of Avalon), and Brandon Hall (CFO of Avalon) not only serving as executive officers of Avalon, but also as “Principals” of Montare Partners Holdings I, Ltd and Montare Partners I, Ltd., a “Principal” of each, Dickie D. Hunter, also serves as the President of Montare and certain of its related entities. Further, Avalon and Montare have entered into multiple agreements, including a Contribution and Support Agreement dated August 26, 2020 and a Joint Filing Agreement dated August 26, 2020 as filed with the SEC, demonstrating their commonality of interest. Even the Trustee of the Trust has referred to Avalon and Montare’s “close relationship.” Specifically, related to Avalon’s ability to sell up to $5 million of Trust royalty interests per year per the Trust Conveyance Agreement, the Trustee stated in its September 4, 2020 letter to Avalon: “The Trustee believes that the purpose behind that provision, however, was not to enable Avalon to employ that sale procedure to force the Trust to enter into a merger with an entity with which Avalon has a close relationship” (emphasis added). If Avalon and Montare are indeed affiliates, under common ownership and control, or even in a “close relationship,” it begs the question how they fairly arrived at $4.9 million as fair value for 31.8% of the Trust’s total assets?

Further, if $4.9 million is truly fair value for 31.8% of the Trust’s total assets, then that would imply the full value of the Trust’s assets prior to the Asset Sale were worth only $15.4 million, leaving the Trust now with remaining assets with an implied value of only approximately $10.5 million. If the Trust was really only worth $15.4 million prior to the Asset Sale, then why, as of October 15, 2020, had Montare acquired 2,773,067 Trust Common Units on the open market at a cumulative weighted average price of $0.4366 per unit, which implies a Trust value of $22.9 million? Notably, PEDEVCO’s exchange offer for the Trust’s Common Units, when initially made on October 13, 2020, valued the Trust at $28.1 million.

Based on these actions by Avalon and Montare, PEDEVCO strongly believes that Avalon and Montare have significantly undervalued the Trust’s royalty interests in the Asset Sale, resulting in the stripping of assets and potentially 31.8% of future distributable revenues that the Trust could expect to receive from future production from the underlying assets operated by Avalon, and perhaps more depending upon which underlying assets were sold by Avalon. PEDEVCO is concerned that one of the primary reasons for doing so is to almost guarantee that the cumulative quarterly distributions payable by Avalon to the Trust will fall below $5 million over the four quarters ended December 31, 2020, which will automatically trigger the Trustee to commence dissolution of the Trust, in which event Avalon will be entitled to exercise its right of first refusal to acquire all remaining Trust assets at auction at potentially deeply discounted prices.

PEDEVCO demands, on behalf of all interested parties and Common Unit holders of the Trust, that Avalon and Montare publicly release, or provide to the Trustee for public release: (i) details as to which Trust royalty interests were released in the $4.9 million Asset Sale; (ii) a detailed analysis to support the $4.9 million valuation ascribed to these royalty interests; and (iii) an explanation as to why Avalon and Montare were able to effectuate a cash closing of $4.9 million in the Asset Sale that stripped assets from the Trust before Avalon paid to the Trustee the $4.65 million distribution from the period ending February 29, 2020 that remains unpaid and outstanding?

PEDEVCO requests the above information by 5:00 p.m., Central Time, November 13, 2020, as these details are critical to PEDEVCO’s evaluation of the Asset Sale and its impact on the value to ascribe to the Trust in its pending exchange offer.

About PEDEVCO Corp.

PEDEVCO Corp. (NYSE American: PED) is a publicly-traded energy company engaged in the acquisition and development of strategic, high growth energy projects in the United States. PEDEVCO’s principal assets are its San Andres Asset located in the Northwest Shelf of the Permian Basin in eastern New Mexico, and its Denver-Julesberg (“D-J”) Basin Asset located in the D-J Basin in Weld and Morgan Counties, Colorado. PEDEVCO is headquartered in Houston, Texas. More information about PEDEVCO can be found at www.pedevco.com.

Cautionary Note Regarding Forward-Looking Statements

All statements in this press release that are not based on historical fact are “forward looking statements.” The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include the ultimate outcome of the offer and the Second-Step Merger; the failure of the holders of Trust Common Units, if required, to approve the terms of any transaction; the dissolution and/or termination of the Trust prior to any future transaction being completed; uncertainties as to whether the Trustee will cooperate with PEDEVCO regarding the proposed transaction; PEDEVCO’s ability to consummate the proposed transaction with the Trust; the conditions to the completion of the proposed transaction, including PEDEVCO’s ability to obtain shareholder approval and/or being able to obtain effectiveness of any registration statement required to be filed to register PEDEVCO Common Stock issuable in such transaction, on a timely basis, if at all; the possibility that PEDEVCO may be unable to achieve the expected benefits of acquiring the Trust within the expected time-frames or at all; that the integration of the Trust into PEDEVCO may be more difficult, time-consuming or costly than expected; that PEDEVCO’s costs and business disruption may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; proved oil, natural gas and NGL reserves associated with the underlying properties; the Trust’s or Avalon’s future financial position, business strategy, project costs and plans and objectives for future operations; and the effect of COVID-19 on the U.S. and global economy, the effect of U.S. and global efforts to reduce the spread of the virus, including ‘stay-at-home’ and other orders, and the resulting effect of such pandemic and governmental responses thereto on the market for oil and gas and the U.S. and global economy in general. Additional risks that may affect PEDEVCO and the Trust’s operations are set forth in the “Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the offer to exchange, and in each of PEDEVCO’s and the Trust’s 2019 Annual Report on Form 10-K, as well as in their respective Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Both PEDEVCO and the Trust operate in a highly competitive and rapidly changing environment, thus new or unforeseen risks may arise. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and PEDEVCO assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. Readers are also urged to carefully review and consider the other various disclosures in each of PEDEVCO’s and the Trust’s public filings with the SEC.

Additional Information

This communication relates to a proposal that PEDEVCO has made for a business combination transaction with the Trust and the exchange offer which PEDEVCO, through SRPT Acquisition, LLC, its wholly owned subsidiary, has made to holders of Trust Common Units. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of transmittal and other related offer documents) and a registration statement on Form S-4 filed by PEDEVCO on October 13, 2020. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, PEDEVCO (and, if applicable, the Trust) may file one or more proxy statements, information statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document PEDEVCO and/or the Trust may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. INVESTORS AND SECURITY HOLDERS OF PEDEVCO AND THE TRUST ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO EXCHANGE, THE LETTER OF TRANSMITTAL AND OTHER RELATED OFFER DOCUMENTS) FILED BY PEDEVCO WITH THE SEC ON OCTOBER 13, 2020, THE REGISTRATION STATEMENT ON FORM S-4 FILED BY PEDEVCO WITH THE SEC ON OCTOBER 13, 2020, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statements(s) or prospectus(es) (if and when available) will be mailed to shareholders of PEDEVCO and/or the Trust, as applicable. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by PEDEVCO through the web site maintained by the SEC at www.sec.gov, and by visiting PEDEVCO’s investor relations site at www.pedevco.com under the tab “Investors” and then under the tab “SEC Filings.”

This communication shall not constitute an offer to sell or solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. You can find information about PEDEVCO’s executive officers and directors in the Annual Report on Form 10-K for the year ended December 31, 2019 filed by PEDEVCO with the SEC on March 30, 2020, in PEDEVCO’s proxy statement filed by PEDEVCO with the SEC on July 10, 2020, and in PEDEVCO’s registration statement on Form S-4 filed by PEDEVCO with the SEC on October 13, 2020.

PEDEVCO Corp., (713) 221-1768